www.linkedin.com/in/michael-sala-189b004 (LinkedIn)

Top Skills

Softlines

Hardlines

Consumer Products

Certifications

Out and Proud: Approaching LGBT Issues in the Workplace

How to Talk to Anyone (Blinkist Summary)

Working with Creatives

Honors-Awards

Toy of The Year Award (TOTY) - Vehicle Category

Toy of The Year Award (TOTY) - Preschool Category

Toy of The Year Award (TOTY) - Vehicle Category

Toy of The Year Award (TOTY) - Preschool Category

Parents' Choice Award - Fisher-Price Peppa Pig Playset

Michael Sala

Innovation Forward Design Leader | Strategy & Vision - Toy, CP, Franchise, Entertainment | Problem Solver | Quality Obsessed | Playful Mindset (ex Spin Master, Mattel, Fisher-Price, LEGO)
Los Angeles, California, United States

Summary

I am passionate about advancing my teams & design organizations to enable creatives to bring their best self & best ideas forward.

I am a creative strategist & proactive design leader fortunate to have been able to apply my passion and experience at top manufacturers - Spin Master, Mattel, Fisher-Price, and LEGO. Proficient in leading the ideation, design, & development of billion dollar global franchises like PAW Patrol, Hatchimals, Gabby's Dollhouse & Harry Potter and an expert in crafting and implementing strategy, from idea to shelf. Comfortable in ever-changing environments and a champion of winning through collaboration. My nature is Innately curious, trend seeking and I am able to bring a sense of play to conquer any creative challenge.

As a trusted partner to the world's top studios I have helped to shape amazing licensing programs, tentpoles and consumer products for - Disney, Warner Bros., Dreamworks, NBC Universal, Paramount, Viacom, Nickelodeon, Netflix, Skydance, BBC, E1, Sesame Street, Silvergate, Sanrio, Acamar & SEGA.

Keeping the consumer as the north star, asking great questions & spending time on the floor play testing with kids leads to breakthroughs. My ability to mine trends & innovative ideas from my teams & external resources allows me keep the pantry full of ideas.

I'm a strong believer that great products are made blending aspirational concepts with deep manufacturing expertise to ensure always keeping the magic.
I value spending time with Asia & manufacturing partners to discover new possibilities.

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Experience

Playper
Chief Design Officer
November 2023 - Present (1 year 5 months)
California, United States

Playper is an planet-friendly, sustainable toy company providing open ended imaginative play products, and magnetic characters, themes and stories.
As the Chief Design Officer my work includes strategy & product roadmapping, innovation, ideation of products & story/IP, marketing & licensing advisory and Board Observer responsibilities.

Partnership Capital Growth
Private Equity Advisor
November 2023 - Present (1 year 5 months)
California, United States

Strategy advisor based on my creative and consumer experience/lens for evaluation of private equity investment opportunities focused on healthy lifestyle

United Inventors Association
Advisory Board Member
July 2022 - Present (2 years 9 months)

The UIA's Toy Hub advisory board is specifically created to help toy inventors navigate safely within the toy industry. Our board is made up of industry experts who are stellar rock stars! It's the who's who of inventor relations, toy design, toy trade associations and legal counsel.

Angus Walker (Head of Inventor Relations and External Innovation for Hasbro)
Dave Harris (Senior Director of Inventor Relations for Mattel and Fisher-Price)
Trina McFarland (owner of TinkerTini)
Scott Landsbaum (IP Attorney)
Michael Sala (Award winning design leader (ex. Spin Master, Mattel, Fisher-Price, LEGO)
Kim Carcone (Executive Vice President, Global Markets Events for the Toy Association)
Janice Ross (President of Women In Toys and Managing Partner for Brand Fresh Management)
Dougal Grimes (Inventor Relations and Innovation of Spin Master Games and Activities)

The UIA mission is to empower inventors through education, access, and advocacy.

Spin Master
7 years

Vice President of Design - Dolls & Interactive Categories (Girls Toy Category)
2021 - March 2023 (2 years)
Los Angeles, California, United States

• Roadmapped total rebuild of Girls' category with 2-3 year vision for growth including pitching new licenses and acquisition opportunities
• Lead core brands & franchises - Hatchimals, Purse-Pets, Zoobles, Present Pets, Crystal Flyers, Twisty-Petz & more
• Lead creation of totally new brands - BITZEE, Unicorn Academy, Mermaid High, Peek-a-Roo, Magic Blanket Babies, B-Pack, Whiffies, What The Fluff
• Developed innovation hunting season giving a goal and schedule for team to pitch new product
• Hatchimals Alive - Reimagined with never-before-seen "Self Hatch" product innovation
• BITZEE - Led strategy around this head-snap tech innovation achieving 2023 Toy Of The Year (TOTY) nomination
• Unicorn Academy - Drove the entertainment & toy creation for the biggest franchise launch ever (premiering Nov. 23)
• Warner Bros./Harry Potter - Built a $70MM+ annual business by innovating fresh new ways to tap into the playful mindset of superfans to be a wizard
• Purse Pets - $50MM+ break-frame innovation born from a strong partnership with SEGA Japan
• Mermaid High - Creation of beautiful IP Fashion doll line & animated series
• Championed trusted studio relationships producing exceptional licensed products for: Disney, Warner Bros. Wizarding World Harry Potter, NBC/ Universal, Dreamworks, Paramount, Netflix, Apple, Skydance Films, SANRIO, Pokemon & SEGA
• Simultaneously created toys & brands across wide range of expertise - interactive & electronics, plush, small doll, collectibles & fashion dolls
• Customized mentoring meeting the unique needs my design leaders
• Advocated for global design org. - Securing latest design tools maximizing hybrid work, 3D printers, photo studios
• Created magnetic design school partnerships with workshops, teaching courses, & lectures to identify fresh talent - F.I.T. NYC/OTIS LA/Canada/HK

• Co-Led Future of Play Scholarship program supporting under-represented communities (2SLGBTQIA+, BIPOC & women)

Vice President of Design - PAW Patrol, Preschool, Girls Dolls & Interactive Categories
2019 - 2021 (2 years)
Los Angeles, California, United States

•Set long range product vision and day-to-day leadership of $1 billion+ preschool portfolio & NPD #1 preschool property PAW Patrol
•Leading design for global brands: PAW Patrol Core, PAW Patrol Thematics, PAW Movie, Dreamworks Gabby's Dollhouse, Disney Firebuds, Abby Hatcher, Brave Bunnies & Mighty Express
•Grow our portfolio & category share by pitching for new licenses and seeking potential acquisitions
•Created culture of continuous innovation ensuring my team always has the most innovative new ideas cooking
•Ensure each new product/SKU meets a strategic need, provides innovative features and offers a high consumer value
•Show-to-shelf - Create & drive the best in class toy & entertainment collaboration for PAW Patrol and new franchises
•PAW Patrol - Guided my designers to create novel & attention-grabbing transformations and features that feature excellently in marketing & make kids want to play again & again
•PAW Patrol - Led pivotal product revolutions shaking up our own feature & pricing formulas ensuring we & remain #1
•PAW Patrol - Envisioned & created multi-segment expansion allowing us to give each major retail partner an exclusive slice to own and drive
•PAW Patrol - Launched successful PAW Movie toy line in close collaboration with Hollywood director Cal Brunker, animation studio & internal producers
•Spearheaded PAW Patrol show-to-shelf magic developing future of entertainment themes
•NBC/U Gabby's Dollhouse - Invented revolutionary product ecosystem worth $100MM+ annually
•NBC/U Gabby's Dollhouse - Over 1-million Purrfect Dollhouse Playsets sold
•Co-led pitch & was awarded master toy rights for Disney Jr. Firebuds
•Built & scaled a high-performing design team & culture that was known to spread fun throughout the organization, hunt & share trends & over-deliver results

Senior Director of Design - PAW Patrol & Preschool Categories
2018 - 2019 (1 year)

Los Angeles, California, U.S.A.

• Motivating a hungry and amazingly talented design team
• PAW Patrol - Tripled revenue ($550MM+) by developing repeat tentpole themes with key partner Nickelodeon
• Gabby’s Dollhouse - Masterminded the winning pitch strategy resulting in over $100MM annually from NBC/Universal awarding my team multiyear toy rights
• Driving fresh thinking & innovation into each toy, even at the lowest SRP
• Created specialized team-within-team to incubate new IP/entertainment like Mighty Express, Cat Pack, PAW Patrol spinoffs, & specials
• Retailer partnership priority - Development & pitching of bespoke exclusives for major retailers Amazon, Walmart & Target
• Encouraged a culture of idea risk taking focused on prototyping to show don't tell
• Winner of 2 additional prestigious Toy of The Year (TOTY) awards for PAW Patrol - Ultimate Firetruck & Dino Patroller

Director of Design - PAW Patrol & Preschool Categories

2016 - 2018 (2 years)
Los Angeles, California, United States

• PAW Patrol - Spearheaded ideation, design & development with focus on transformation features securing PAW as #1 Preschool property in the world
• PAW Patrol - Established repeatable system of kid-appeal thematic design refreshes 2x/year to amplify competitive advantage
• Developed enviable process for show-to-shelf magic enabling amazing toy ideas to be pre-baked into entertainment
• Championed excellence in licensor management enabling the securing of added licensed brands - WB, Teletubbies & Dreamworks Noddy
• Mined innovative toy inventions from the world's top toy inventors - IDEO, FUSE, Pace, Yard, Bang Zoom, BMT, Meo-Mio, Genie, Tantrum, SEGA & more
• Winner of 2 prestigious Toy of The Year (TOTY) awards for PAW Patrol - Sea Patroller & Lifesize Lookout Tower

Mattel, Inc.

Design Manager

2012 - 2016 (4 years)
New York, New York, U.S.A.

• Motivated and led an amazing team of designers to create products across a wide spectrum of top licenses - Nickelodeon, Blaze, Bubble Guppies, Shimmer & Shine, Octonauts, Wow Wow Wubbzy, Peppa Pig, Avatar & more
• Octonauts - Tripled revenue by revolutionary collaboration that enabled our toy designs and prototypes to inform the direction of the entertainment and creation of new vehicles on screen
• Thomas & Friends - Managed $100MM+ retail exclusive programs for top retailers across all segments - Wooden Railway, Track Master, Take-n-Play & Preschool My First
• Thomas & Friends - Created new Thomas preschool segment named - My First - based on a cute & contemporary look
• Bob The Builder - Designed multi segment toy line including proprietary materials/compounds, MEGA Bloks & high complexity mechs
• Responsible to mend collaboration challenges with partners in Hong Kong and China amid rapid growth, crafting streamlined processes during an extensive stay in China which enhanced transparency, quality, and ownership

Mattel, Inc.(Fisher-Price Brands)
7 years

Project Designer
2009 - 2012 (3 years)
New York, New York, U.S.A.

• Lead designer for all new Fisher-Price International licensed toy business which expanded our reach into new territories globally
• Tapping into vast innovation networks enabled my team to secure master toy rights for several major international licenses including Peppa Pig, Waybuloo, Mr. Men & Little Miss, Wow Wow Wubbzy & more
• Invested in trust & partnership with my Hong Kong/China teams with in-person visits which led to positive process changes allowing faster on shelf dates
• Known as Chief Inspiration Officer - guiding teams on inspiration trips, treasure hunts, team building events, and ultimately the creation of brainstorm facilities in the NYC office
• Built reputation as the go-to for tackling the toughest high-complexity items & brands, impossible schedules, complex play patterning & hunting for new innovation

Senior Designer
2005 - 2009 (4 years)
New York, New York, U.S.A.

• Partnered & designed toys with top studios & licensors - Sesame Street, Disney, Nickelodeon, Acamar Films, Choreon, DHX, BBC, PBS & Silvergate
• Led new business pitches to secure toy rights - Go Jetters, Bing Bunny, The Octonauts, Waybuloo, Mr. Men & Little Miss & More

In-House Design Consultant
2005 - 2006 (1 year)
New York, New York, U.S.A.

• Provided innovative designs for Nickelodeon toy lines including Avatar The Last Airbender, Dora the Explorer & Go Diego Go
• Developed multiple prototypes and breadboard models to prove that my designs could be manufactured on cost

LEGO Group / LEGO System A/S
3 years

Senior Product Designer
2003 - 2005 (2 years)
Billund, Denmark, E. U.

• Member of specialized global team tasked to design & pitch a slate of modernized themes based around collecting inspiration from satellite designers around the world
• Drove culture of exciting storytelling to wrap new theme ideas, resulting in purpose designed characters, accessories, vehicles and playsets matched to the newly created worlds
• Designed all-new LEGO components including weapons and accessories for pirates, fierce dragon heads & edgy anime hairstyles for minifigures
• Established design inspiration & resource facility in Denmark
• Co-led world famous LEGO designer recruitment based on a 3 day offsite challenge resulting in full time job offers for the winners

Product Designer
2002 - 2003 (1 year)
Billund, Denmark, E.U.

• Helped to usher in era of licensed LEGO toys
• Designed Star Wars Lego (sets 4500 Snowspeeder & 4502 X-Wing Fighter) that added mechanical innovations & increased accuracy for the deep fanbase
• Selected to specialized team tasked to modernize LEGO playthemes resulting fresh takes on kid-favorite themes like anime inspired EXO FORCE, new Duplo Dragons & leaning deeper into fantasy & storytelling
• Co-led world famous LEGO designer recruitment based on a 3 day offsite challenge resulting in full time job offers for the winners

Hedstrom Corporation
Design Intern
2001 - 2001 (less than a year)
Bedford, Pennsylvania, U.S.A.

• Strong sense of curiosity allowed me to soak up all the knowledge from the experts around me
• Spearheaded outdoor sports skateboarding product line called X-Factor including ramps and rail development
• Play tested skateboarding on-site at skate parks and honed designs based on user recommendations
• Re-imagined classic toys paired with great licenses like the spring horse as a Harley Davidson or swingset with Sanrio
• On site USA manufacturing (a real rarity!) provided constant inspiration and gave me a strong foundation for manufacturing

Toys R Us
Design Contractor - In-House Toy Development
2001 - 2001 (less than a year)
Wayne, New Jersey, U.S.A.

•Designed action figures, playsets, vehicles and arts & crafts products for internal TRU toy & consumer product lines

Nextoy LLC
Toy & Game Inventor
2000 - 2001 (1 year)
New York, New York, U.S.A.

• Mentored by one of the greatest toy inventor legends - Bob Fuhrer in the legendary 200 5th Ave. Toy Center Building
• Elevated germs of ideas into marketable and desirable product concepts
• Adapted mechanisms and technologies for use in the toy industry
• Sold novel toy & product ideas to major manufacturers

Education

Fashion Institute of Technology
BFA Toy Design, I.D., Design, Ideation, Manufacturing, Plastics, Marketing, Trend & Innovation

Polimoda International Design Institute
Semester Abroad, Design, Art & Architecture History & Techniques